Pashion Footwear Inc.

PASHION

ANNUAL REPORT

2950 Broad Street

San Luis Obispo, CA 93401

(718) 635-1526

http://pashionfootwear.com

This Annual Report is dated May 1, 2024.

BUSINESS

Pashion Footwear Inc. ("Pashion Footwear" or the "Company") is a C-Corporation organized under the laws of the state of Delaware on August 30, 2017.

At Pashion Footwear, we believe women deserve to look good AND feel good without compromise. We are solving the biggest love/hate relationship in a woman's closet - her heels. Pashion Footwear is an empowering footwear brand utilizing innovative technical design & athletic materials to pioneer the future of women's shoes - blending comfort, customization, and style through our patented convertible footwear (that's right, high heels that turn to flats - AND let you mix heel types, heights, and designs). We have issued utility patents in the US, China & the EU - allowing us to pioneer this new category in the market. Based on internal analysis, our customer satisfaction metrics are industry-leading, as is our unique margin profile. This combination of wins has enabled us to post our first profitable months, all while providing a uniquely versatile experience to consumers around the globe.

Currently, Pashion sells our shoe bundles & upsell accessories exclusively through our own D2C website.

With this Reg. CF fundraising, we plan to launch a novel bridal affiliate program as our second sales channel. Shortly after, we have plans to launch into traditional wholesale channels with the right big box partner.

In exchange for altering payback terms to Settle, a lender in the Company's businesses, providing the Company with a 6-month revolving capital line to fund inventory purchases, Settle filed a lien on the Company's inventory. Settle has no intention of exercising the lien and Settle has made it clear that they are willing to negotiate, as their main priority is for the Company to stay in business, fundraise, and move forward with the Company as a partner.

IP

The Company was granted U.S Patents to Pashion Footwear Inc. filed with the USPTO on July 16th, 2018.

Previous Offerings

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $3,777,990.82
Number of Securities Sold: 4,048,760
Use of proceeds: Working Capital
Date: December 04, 2020
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $665,000.00
Use of proceeds: Working Capital
Date: February 01, 2022
Offering exemption relied upon: 506(c)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Net Revenue (Gross sales, less promotional discounts & returns) for fiscal year 2023 was $3,556,116.83, representing growth of 31% compared to fiscal year 2022 revenue of $ 2,703,257.00. This growth can be attributed to many factors, including but not limited to: (1) The successful establishment & growth of our organic-first marketing strategy (primarily, founder/CEO Haley Pavone achieving a TikTok following in excess of 750K) (2) The launch of our novel bridal affiliate program, offering exclusive promotional pricing to brides in exchange for the bride advertising Pashions to her wedding guest list (3) Our successful crowdfunding raise on StartEngine, which allowed us to invest in more growth inventory to power sales (4) The expansion of our product offering into knee-high boots (reducing seasonality) as well as additional high-margin upsell accessories. These efforts most notably reported in the Company achieving scalable profitability - posting 9% EBITDA for fiscal year 2023.

Cost of sales

Cost of sales in 2023 was $1,839,673.36, an increase of $270,730.30, from costs of $1,568,943.00 in fiscal year 2022. The increase in cost of goods sold was directly correlated to the need to grow our inventory in order to meet rising demand, as well as our expansion into new accessory categories.

Gross margins

2023 gross profit increased by $582,129.57 over 2022 gross profit and gross margins as a percentage of revenues increased from 42% in 2022 to 52% in 2023. This improved performance was caused by the strong margin profile of our new accessory expansion categories, as well as further economies of scale.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Pashion Footwear, INC. Expenses in 2023 decreased $481K from 2022. This decrease was due to increased focus on organic marketing and the aggressive pursuit of sustainable brand-building practices. The results achieved in this regard allowed us to post 9% EBITDA in 2023.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the COVID19 pandemic and corresponding supply chain crisis/recession impacted our growth in ways we do not forecast to be ongoing. Past cash was primarily generated through equity investments, sales & working capital loans. After achieving 9% EBITDA profits in 2023, our goal is to further expand our profitability - targeting a 15% annual EBITDA in 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $99,739.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Investors
Amount Owed: $707,495.95
Interest Rate: 8.0%
Maturity Date: February 01, 2025
Convertible into preferred stock at the next equity financing at the lower of a discount of 20%.

Creditor: Settle Inc.
Amount Owed: $1,524,689.95
Interest Rate: No interest
Maturity Date: May 5, 2025

Creditor: SBA

Amount Owed: $64,067.50
Interest Rate: 3.75%
Maturity Date: May 19, 2050

Creditor: Mechanics Bank
Amount Owed: $1,658.19
Interest Rate: 6.75%
Maturity Date: January 20, 2024

Creditor: PayPal Business Loans
Amount Owed: $25,889.60
Classified as current as loan payments are taken from receivables.

Creditor: PayPal Working Capital Loans
Amount Owed: $111,312.35
Classified as current as loan payments are taken from receivables.

Creditor: Alpine LLC
Amount Owed: $636,704.35
Interest Rate: 8%
Private angel-backed inventory LOC. Interest paid half cash, half equity.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Haley Pavone

Haley Pavone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder/President/Board Member
Dates of Service: October, 2016 - Present
Responsibilities: I am the founder & CEO at Pashion, and the inventory of our utility IP. $125,000 annual salary; 4,158,823 fully-diluted shares.

Name: Forrest Lee Fleming

Forrest Lee Fleming 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: March, 2019 - Present
Responsibilities: I suggested the idea of Crowdfunding to Haley Pavone CEO. Initially, we tried to raise capital with traditional VC with limited success. No salary; 1,847,978 fully diluted shares.

Other business experience in the past three years:

Employer: BioProtonics
Title: CEO
Dates of Service: November, 2022 - Present
Responsibilities: For the first time, MRH provides meaningful diagnostic imaging resolution on tissue at the micro-level (sub 1mm). Also, very important for broad commercialization, MRH adds less than 1 minute to current MRI scan time and corrects for patient movement during scans. MRH potentially will lead to a safer, less invasive, less costly alternative for many biopsies routinely performed today of which the majority are negative. This advancement will allow for earlier detection of many diseases and cancers and enable more accurate therapies sooner in the disease cycle to improve patient outcomes and lower medical costs. Eventually MRH could be part of every MRI scan

Name: Gabriella Liotta

Gabriella Liotta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: April, 2022 - Present
Responsibilities: Board Member and Advisor. No salary; 48,504 options.

Other business experience in the past three years:

Employer: Major League Soccer
Title: Vice President

Dates of Service: June, 2022 - Present
Responsibilities: As Vice President of Licensing, Consumer Products, I lead the business development and product portfolio for On-Field with adidas and Off-Field soft goods and hard goods fan wear.

Other business experience in the past three years:

Employer: Authentic Brands Group
Title: Senior Vice President
Dates of Service: March, 2017 - April, 2020
Responsibilities: At ABG i was the Business Unit Manager, SVP leading Brand Management, Marketing, and Business Development Teams in Action Sports driving global expansion, expanding categories and channel of distribution.

Name: Jessica Lynne Norman

Jessica Lynne Norman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO and Principal Accounting Officer
Dates of Service: January, 2019 - Present
Responsibilities: I lead all operational activities and oversee the Company's finances. $63,000 annual salary; 344,390 fully-diluted share count.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: The Haley Pavone Trust (Managed by Haley Pavone)
Amount and nature of Beneficial ownership: 4,158,823
Percent of class: 35.48

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, 2022 Convertible Note, and Convertible Promissory Note Series 2023-CF.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,806,106 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 2,015,153 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 589,727 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 132,390 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 1,015,462 outstanding.

Voting Rights

One vote per share. Please see the Voting and Conversion Ratio sections below.

Material Rights

Holders of Series Seed Preferred Stock have the following material rights, as laid out in the company's Amended and Restated Certificate of Incorporation, filed on 11/17/2020.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Dividends. The holders of the Series Seed Preferred Stock then outstanding shall receive, when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 7% of the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series Seed Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to

in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of(A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and

(B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Serie Seed Preferred Stock dividend. The "Original Issue Price" shall mean: with respect to the Series Seed- 1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to the Series Seed-3 Preferred Stock $1.0084 per share; with respect to the Series Seed-4 Preferred Stock $1.0084 per share; and with respect to the Series Seed-5 Preferred Stock $1.2605 per share; subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "Series Seed Liquidation Amount."

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless, for so long as 99,167 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split,

combination or other similar recapitalization with respect to the Series Seed Preferred Stock) remain outstanding, the holders of at least a majority of the of the Series Seed Preferred Stock of the outstanding shares of Series Seed Preferred Stock, including the affirmative vote of Entrada Ventures I, LP (the "Requisite Holders"), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event: a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 3 , if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock (a "Redemption Notice"), and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiflieth (l50th) day after such Deemed Liquidation Event (the "Redemption Date"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount (the "Redemption Price"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

Each Redemption Notice delivered pursuant to Section 2.4.2 shall state: the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; the Redemption Date and the Redemption Price; the date upon which the holder's right to convert such shares terminates (as determined in accordance with Sec ion 4 1 ; and for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20') day after the date of delivery of the Redemption Notice to a holder of Series Seed Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in Section 2.4.2, then the shares of Series Seed Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "Excluded Shares." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.4.4, whether on such Redemption Date or thereafter.

On or before the applicable Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Voting.

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Conversion Ratio.

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be, with respect to the Series Seed-1 Preferred Stock $1.2605 per share; with respect to the Series Seed-2 Preferred Stock $0.8634 per share; with respect to Series Seed-3 Preferred Stock $1.0084 per share; with respect to Series Seed-4 Preferred Stock $1.0084 per share; with respect to Series Seed-5 Preferred Stock $1.2605 per share. Such initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided [in the Amended and Restated Certificate of Corporation].

Series Seed-2 Preferred Stock

The amount of security authorized is 528,415 with a total of 528,415 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,445,800 with a total of 1,445,800 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-4 Preferred Stock

The amount of security authorized is 1,044,217 with a total of 1,043,217 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

Series Seed-5 Preferred Stock

The amount of security authorized is 15,866 with a total of 15,866 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see the Material Rights of Series Seed-1 Preferred Stock.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Amended & Restated Certificate of Incorporation, and subsequent amendment.

2022 Convertible Note

The security will convert into Preferred stock and the terms of the 2022 Convertible Note are outlined below:

Amount outstanding: $665,000.00
Maturity Date: February 01, 2024
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing
Material Rights

There are no material rights associated with 2022 Convertible Note.

Convertible Promissory Note Series 2023-CF

The security will convert into Preferred stock and the terms of the Convertible Promissory Note Series 2023-CF are outlined below:

Amount outstanding: $442,495.95
Maturity Date: June 30, 2023
Interest Rate: 1.0% - 1.2%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified equity financing of $1,250,000 or automatic conversion on Maturity Date
Material Rights

The Convertible Promissory Note Series 2023-CF converts into a currently undesignated class of preferred stock on par with the currently outstanding Series Seed Preferred Stock.

2023 Convertible Note

The security will convert into Preferred stock and the terms of the 2023 Convertible Note are outlined below:

Amount outstanding: $265,000
Maturity Date: February 01, 2024
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00

Conversion Trigger: Equity Financing
Material Rights

There are no material rights associated with 2023 Convertible Note.

Please refer to Exhibit F of the Offering Memorandum for the complete list of rights and terms of the Company's Series Seed Preferred Stock laid out in the Amended & Restated Certificate of Incorporation, and subsequent amendment.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Note Series 2023-CF should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Convertible Promissory Note Series 2023-CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering a Convertible Promissory Note Series 2023-CF in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors.

Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Convertible Promissory Note Series 2023-CF we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Note Series 2023-CF has no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. In the future, if your Convertible Note reaches maturity or converts into Company Stock there may be associated voting rights related to that conversion. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pashion Footwear or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pashion Footwear could harm our reputation and materially negatively impact our financial condition and business. The Company was a party to a contract dispute and subsequently agreed to terms for a settlement. The Company settled with a former vendor in a contract dispute. The Company believed the vendor was misappropriating funds from the Company's retainer and interpreted the vendor's actions as a breach of contract. Both entities agreed to settle the dispute and the Company agreed to pay the remaining balance of its retainer invoices. As of June 10, 2022, the Company has completely paid off the remaining balance of the settlement agreement. The Company's inventory is subject to a lien by Settle, one of the company's primary lenders and business partners. In exchange for altering payback terms to Settle, a lender in the Company's businesses, providing the Company with a 6-month revolving capital line to fund inventory purchases, Settle filed a lien on the Company's inventory. Settle has no intention of exercising the lien and Settle has made it clear that they are willing to negotiate, as their main priority is for the Company to stay in business, fundraise, and move forward with the Company as a partner.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Pashion Footwear Inc.

By   /s/ *Haley Pavone*

      Name: Pashion Footwear INC

      Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

2022	2023
Total Assets	Total Assets
2,129,104.00	2,166,207.80
Cash Equivalents	Cash Equivalents
47,916.00	99,739.60
Accounts Received	Accounts Received
59,074.00	-
Short term debt	Short term debt
1,875,694.00	2,300,254.44
Long term debt	Long term debt
69,613.00	64,067.50
Revenue	Revenue
2,703,257.00	3,556,116.83
COGS	COGS
1,568,943.00	1,839,673.36
Taxes paid	Taxes paid
	3,064.30
Net Income	Net Income
(995,974.00)	(843,021.54)

Pashion Footwear Inc
Pashion Footwear
Balance Sheet
As of December 31, 2022

Financial Row	December 2022
	Amount
ASSETS	
Current Assets	
Bank	
10010 - Chase Checking (6091)	$44,934.14
10020 - Mechanics Bank Checking (4032)	$807.11
10100 - Bill.com Money Out Clearing	$0.00
10300 - PayPal Clearing	$172.86
10310 - Paypal GMA Clearing	$0.00
10400 - AfterPay Clearing	($39.29)
10500 - Shopify Clearing	$8,752.76
10600 - Stripe Clearing	$732.52
10700 - Amazon Pay Clearing	$447.13
10800 - Klarna Clearing	($7,982.80)
Total Bank	**$47,824.43**
Accounts Receivable	
11000 - Accounts Receivable	$59,073.70
Total Accounts Receivable	**$59,073.70**
Other Current Asset	
12000 - Inventory Asset	
12000 - Inventory Asset	$1,766,490.18
12100 - Inventory Deposit	($240,548.09)
12200 - Reserve for COGS	$0.00
12300 - Reserve for Returns	$0.00
Total - 12000 - Inventory Asset	**$1,525,942.09**
13000 - Undeposited Funds	$92.00
14000 - Prepaid Expenses	$12,725.68
Total Other Current Asset	**$1,538,759.77**
Total Current Assets	**$1,645,657.90**
Fixed Assets	
15100 - Molds	
15100 - Molds	$386,306.03
15110 - Molds Accumulated Depreciation	($95,799.27)
Total - 15100 - Molds	**$290,506.76**
15200 - Website	
15200 - Website	$15,106.00
15210 - Website Accumulated Amortization	($10,070.77)
Total - 15200 - Website	**$5,035.23**
15300 - Patent	
15300 - Patent	$209,273.03
15310 - Patent Accumulated Amortization	($30,532.42)
Total - 15300 - Patent	**$178,740.61**
15400 - Software	
15400 - Software	$12,981.25
15410 - Software Accumulated Amortization	($4,117.95)
Total - 15400 - Software	**$8,863.30**
Total Fixed Assets	**$483,145.90**
Other Assets	
14200 - Security Deposits	$300.00
Total Other Assets	**$300.00**
Total ASSETS	**$2,129,103.80**

Liabilities & Equity

    Current Liabilities

        Accounts Payable

20000 - Accounts Payable	$1,062,015.48
Total Accounts Payable	**$1,062,015.48**

        Credit Card

20110 - Brex CC	$0.00
20120 - Ramp CC	$3,500.00
20130 - Chase CC	$111,922.37
20140 - Settle Loan Payable	$1,869,689.95
20150 - Clearco Loan Payable	$0.00
Total Credit Card	**$1,985,112.32**

        Other Current Liability

20300 - Accrued Expenses	$91,358.36
20400 - Accrued Interest	$945.00
20500 - Sales Taxes Payable	$12,740.76
20700 - Gift Cards	$38,030.03
20800 - Route Package Protection Payable	$14,059.30
20900 - Shopify Capital Loan Payable	$163,231.41
21100 - Mechanics Bank Term Loan - Short Term Portio	$2,224.21
22650 - Customer Deposits	$59.67
22700 - Unearned Revenues	$16,855.62
22800 - Contingent Liabilities	$0.00
Sales Taxes Payable WA	$0.00
Sales Taxes Payable DC	$0.00
Sales Taxes Payable MD	$0.00
Sales Taxes Payable IL	$0.00
Total Other Current Liability	**$339,504.36**
Total Current Liabilities	**$3,386,632.16**

    Long Term Liabilities

23100 - CN2020 Convertibles	$665,000.00
23400 - Mechanics Bank Term Loan - Long Term Portion	$8,893.45
23500 - Economic Injury Disaster Loan (EIDL)	$64,500.00
Total Long Term Liabilities	**$738,393.45**

    Equity

    Equity

30100 - Additional Paid in Capital	$4,260,357.03
30200 - Common Stock	$1.65
30350 - Equity Legal Fees	($59,363.00)
30400 - Series Seed Preferred Stock	$345.05
30500 - Treasury Stock	($88.55)
Total - Equity	**$4,201,252.18**
Retained Earnings	($5,340,370.07)
Net Income	($856,803.92)
Total Equity	**($1,995,921.81)**
Total Liabilities & Equity	**$2,129,103.80**

Pashion Footwear Inc
Pashion Footwear
Income Statement
January 1, 2022 - December 31, 2022

Financial Row	Total
	Amount
Ordinary Income/Expense	
Income	
40000 - Sales	$3,607,934.84
40200 - Discounts	($544,912.55)
40300 - Returns & Allowances	($404,778.96)
40400 - Shipping Income	$45,014.00
Total - Income	**$2,703,257.33**
Cost Of Sales	
50000 - Cost of Goods Sold	$936,051.39
50200 - Inventory Count Adjustments	($30,122.33)
50300 - Fulfillment	$191,969.03
50500 - Freight Out	$331,641.84
50600 - Storage	$26,248.50
50700 - Merchant Fees	$113,155.00
Total - Cost Of Sales	**$1,568,943.43**
Gross Profit	**$1,134,313.90**
Expense	
60000 - Employee Compensation	
60100 - Wages	$368,688.03
60200 - Payroll Taxes	$166,877.97
60300 - Benefits	$78,646.45
60400 - Payroll Administration	$108.00
Total - 60000 - Employee Compensation	**$614,320.45**
61000 - Marketing	
61100 - Advertising	$539,110.11
61200 - Marketing Consulting	$80,982.10
61300 - Marketing SaaS	$67,021.05
61400 - Samples	$44,052.61
61500 - PR Expense	$5,000.00
61600 - Other Marketing	$7,339.73
61700 - Affiliate Programs	$51,472.25
Total - 61000 - Marketing	**$794,977.85**
62000 - Professional Services	
62100 - Legal	$1,894.00
62200 - Accounting & Finance	$102,555.36
62300 - Operations Consulting	$2,125.00
Total - 62000 - Professional Services	**$106,574.36**

63000 - Research & Development

63100 - Product Development	$151,691.07
63200 - Web Development	$5,641.00
Total - 63000 - Research & Development	**$157,332.07**

64000 - Office & Admin Expenses

64100 - Rent & Lease	$36,797.28
64200 - Insurance	$25,361.09
64300 - Bank & Financing Charges	$2,168.05
64400 - Taxes & Licenses	$2,414.40
64500 - Utilities	$3,190.09
64700 - Computers & Software	$119,276.35
64800 - Other Office Expenses	$1,971.36
64900 - Donations	$1,197.00
Total - 64000 - Office & Admin Expenses	**$192,375.62**

65000 - Travel & Entertainment

65100 - Meals & Entertainment	$336.91
65200 - Travel	$191.37
Total - 65000 - Travel & Entertainment	**$528.28**
Total - Expense	**$1,866,108.63**
Net Ordinary Income	**($731,794.73)**

Other Income and Expenses

Other Income

70100 - Other Income	$8,299.21
Total - Other Income	**$8,299.21**

Other Expense

70200 - Depreciation Expense	$38,313.04
70250 - Amortization Expense	$23,880.71
70300 - Interest Expense	$71,114.65
Unrealized Gain/Loss	
Total - Other Expense	**$133,308.40**
Net Other Income	**($125,009.19)**
Net Income	**($856,803.92)**

Pashion Footwear Inc
Pashion Footwear
Cash Flow Statement
January 1, 2022 - December 31, 2022

Financial Row	Total
	Amount
Operating Activities	
Net Income	($857,746.06)
Adjustments to Net Income	$0.00
Accounts Receivable	($59,073.70)
Other Current Asset	($428,785.90)
Accounts Payable	$785,605.09
Sales Tax Payable	($4,250.45)
Other Current Liabilities	($75,818.45)
Total Adjustments to Net Income	**$217,676.59**
Total Operating Activities	**($640,069.47)**
Investing Activities	
Fixed Asset	($1,235.82)
Other Asset	$2,711.00
Total Investing Activities	**$1,475.18**
Financing Activities	
Long Term Liabilities	$655,912.16
Other Equity	($11,585.05)
Total Financing Activities	**$644,327.11**
Net Change in Cash for Period	**$5,732.82**
Cash at Beginning of Period	**$966,168.64**
Cash at End of Period	**$971,901.46**

Pashion Footwear
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10010 Chase Checking (6091)	11,810.64
10011 Chase Saving (8154)	50,402.97
10020 Mechanics Bank Checking (4032)	532.32
10100 Bill.com Money Out Clearing	0.00
10300 PayPal Clearing	11,305.55
10400 AfterPay Clearing	651.02
10500 Shopify Clearing	25,322.47
10600 Stripe Clearing	-138.93
10700 Amazon Pay Clearing	-146.44
10800 Klarna Clearing	0.00
Total Bank Accounts	**$ 99,739.60**
Accounts Receivable	
11000 Accounts Receivable	0.00
Total Accounts Receivable	**$ 0.00**
Other Current Assets	
12000 Inventory Asset	1,042,643.48
13000 Undeposited Funds	0.00
14000 Prepaid Expenses	3,690.46
14100 Prepaid Inventory	532,869.15
Total Other Current Assets	**$ 1,579,203.09**
Total Current Assets	**$ 1,678,942.69**
Fixed Assets	
15100 Molds	420,500.03
15110 Molds Accumulated Depreciation	-141,268.66
Total 15100 Molds	**$ 279,231.37**
15200 Website	15,106.00
15210 Website Accumulated Amortization	-12,588.49
Total 15200 Website	**$ 2,517.51**
15300 Patent	251,290.92
15310 Patent Accumulated Amortization	-53,580.21
Total 15300 Patent	**$ 197,710.71**
15400 Software	14,554.06
15410 Software Accumulated Amortization	-6,748.54
Total 15400 Software	**$ 7,805.52**
Total Fixed Assets	**$ 487,265.11**
Other Assets	
14200 Security Deposits	0.00
Total Other Assets	**$ 0.00**
TOTAL ASSETS	**$ 2,166,207.80**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

20000 Accounts Payable		841,657.65
Total Accounts Payable	$	**841,657.65**
Credit Cards		
20120 Ramp CC		29,883.12
20130 Chase CC		99,009.28
20140 Settle Loan Payable		1,524,689.95
Total Credit Cards	$	**1,653,582.35**
Other Current Liabilities		
20300 Accrued Expenses		0.00
20400 Accrued Interest		945.00
20500 Sales Taxes Payable		13,495.56
20700 Gift Cards		67,884.00
20800 Route Package Protection Payable		13,659.14
20900 Shopify Capital Loan Payable		0.00
20910 Paypal Working Capital Loans		111,312.35
20920 Paypal Business Loans		25,889.60
21100 Mechanics Bank Term Loan - Short Term Portion		1,658.19
22000 Payroll Liabilities		11,632.78
22700 Unearned Revenues		159,533.33
22900 Alpine LOC		636,704.35
Total Other Current Liabilities	$	**1,042,714.30**
Total Current Liabilities	$	**3,537,954.30**
Long-Term Liabilities		
23100 CN2020 Convertibles		1,404,176.85
23500 Economic Injury Disaster Loan (EIDL)		64,067.50
Total Long-Term Liabilities	$	**1,468,244.35**
Total Liabilities	$	**5,006,198.65**
Equity		
30000 Retained Earnings		-6,189,173.99
30100 Additional Paid in Capital		4,260,357.03
30200 Common Stock		1.65
30350 Equity Legal Fees		-68,410.50
30400 Series Seed Preferred Stock		345.05
30500 Treasury Stock		-88.55
Net Income		-843,021.54
Total Equity	-$	**2,839,990.85**
TOTAL LIABILITIES AND EQUITY	$	**2,166,207.80**

Pashion Footwear
Profit and Loss
January - December 2023

		Total
Income		
40000 Sales		4,793,028.24
40200 Discounts		-857,736.07
40300 Returns & Allowances		-487,337.87
40400 Shipping Income		108,162.53
Total Income	$	**3,556,116.83**
Cost of Goods Sold		
50000 Cost of Goods Sold		1,025,276.92
50200 Inventory Count Adjustments		8,802.95
50300 Fulfillment		236,861.56
50500 Freight Out		409,555.82
50600 Storage		39,406.63
50700 Merchant Fees		119,769.48
Total Cost of Goods Sold	$	**1,839,673.36**
Gross Profit	$	**1,716,443.47**

Expenses

60000 Employee Compensation			
60100 Wages			459,817.46
60200 Payroll Taxes			107,309.14
60300 Benefits			77,831.63
60400 Payroll Administration			1,699.00
Total 60000 Employee Compensation	$		**646,657.23**
61000 Marketing			
61100 Advertising			200,450.80
61200 Marketing Consulting			16,417.24
61300 Marketing SaaS			119,772.51
61400 Samples			8,644.05
61600 Other Marketing			13,764.37
61700 Affiliate Programs			73,855.49
Total 61000 Marketing	$		**432,904.46**
62000 Professional Services			
62100 Legal			7,031.50
62200 Accounting & Finance			89,420.48
62300 Operations Consulting			30,964.88
Total 62000 Professional Services	$		**127,416.86**
63000 Research & Development			
63100 Product Development			31,453.22
63200 Web Development			10,000.00
Total 63000 Research & Development	$		**41,453.22**
64000 Office & Admin Expenses			321.09
64100 Rent & Lease			2,082.48
64200 Insurance			10,461.03
64300 Bank & Financing Charges			2,650.48
64400 Taxes & Licenses			3,064.30
64500 Utilities			1,055.64
64700 Computers & Software			92,502.00
64800 Other Office Expenses			10,367.81
64900 Donations			1,000.00
Total 64000 Office & Admin Expenses	$		**123,504.83**
65000 Travel & Entertainment			
65100 Meals & Entertainment			2,534.02
65200 Travel			9,979.40
Total 65000 Travel & Entertainment	$		**12,513.42**
Total Expenses	$		**1,384,450.02**

Net Operating Income	**$**	**331,993.45**
Other Income		
70000 Interest Income		8.22
70100 Other Income		9,627.00
Total Other Income	**$**	**9,635.22**
Other Expenses		
70200 Depreciation Expense		44,919.40
70250 Amortization Expense		28,746.09
70300 Interest Expense		183,213.15
70400 Prior Period Adjustment		927,771.57
Total Other Expenses	**$**	**1,184,650.21**
Net Other Income	**-$**	**1,175,014.99**
Net Income	**-$**	**843,021.54**

Pashion Footwear
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-843,021.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	0.00
12000 Inventory Asset	-867,087.79
14000 Prepaid Expenses	-1,240.46
14100 Prepaid Inventory	-532,869.15
15110 Molds:Molds Accumulated Depreciation	141,268.66
15210 Website:Website Accumulated Amortization	12,588.49
15310 Patent:Patent Accumulated Amortization	53,580.21
15410 Software:Software Accumulated Amortization	6,748.54
20000 Accounts Payable	562,148.04
20120 Ramp CC	29,883.12
20130 Chase CC	99,009.28
20140 Settle Loan Payable	1,524,689.95
20300 Accrued Expenses	0.00
20400 Accrued Interest	945.00
20500 Sales Taxes Payable	35,240.82
20700 Gift Cards	67,884.00
20800 Route Package Protection Payable	13,659.14
20900 Shopify Capital Loan Payable	0.00
20910 Paypal Working Capital Loans	111,312.35
20920 Paypal Business Loans	25,889.60
21100 Mechanics Bank Term Loan - Short Term Portion	1,658.19
22000 Payroll Liabilities	11,632.78
22700 Unearned Revenues	159,533.33
22900 Alpine LOC	636,704.35
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 2,093,178.45**
Net cash provided by operating activities	**$ 1,250,156.91**

INVESTING ACTIVITIES

15100 Molds	-420,500.03
15200 Website	-15,106.00
15300 Patent	-246,570.50
15400 Software	-14,554.06
14200 Security Deposits	0.00
Net cash provided by investing activities	**-$ 696,730.59**

FINANCING ACTIVITIES

23100 CN2020 Convertibles	1,404,176.85
23500 Economic Injury Disaster Loan (EIDL)	64,067.50
30000 Retained Earnings	-6,119,302.25
30100 Additional Paid in Capital	4,260,357.03
30200 Common Stock	1.65
30350 Equity Legal Fees	-63,244.00
30400 Series Seed Preferred Stock	345.05
30500 Treasury Stock	-88.55
Net cash provided by financing activities	**-$ 453,686.72**
Net cash increase for period	**$ 99,739.60**
Cash at end of period	**$ 99,739.60**

Pashion Footwear Summary Cap Table

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common (CS) Stock	15,000,000	5,068,836	5,068,836	42.486%	$ 12,428.89
Total Common Stock issued and outstanding			5,068,836	42.486%	$ 12,428.89
Preferred Stock classes					
Series Seed-1 Preferred (PS1) Stock	1,250,000	1,015,462	1,015,462	8.511%	$ 1,229,989.55
Series Seed-2 Preferred (PS2) Stock	528,415	528,415	528,415	4.429%	$ -
Series Seed-3 Preferred (PS3) Stock	1,445,800	1,445,800	1,445,800	12.118%	$ -
Series Seed-4 Preferred (PS4) Stock	1,044,217	1,043,217	1,043,217	8.744%	$ -
Series Seed-5 Preferred (PS5) Stock	15,866	15,866	15,866	.133%	$ -
Total Preferred Stock issued and outstanding			4,048,760	33.936%	$ 1,229,989.55
Common Stock Warrants					
Common Stock Warrants (CSW)			2,090,911	17.526%	$ 640,000.14
Total Common Stock Warrants issued and outstanding			2,090,911	17.526%	$ 640,000.14
Convertibles					
CN2017 Convertibles (CN2017)					$ 403,000.00
SAFE Convertibles (SAFE)					$ 20,000.00
CN2019 Convertibles (CN2019)					$ 1,250,000.00
CN2020 Convertibles (CN2020)					$ 1,000,000.00
2022 Note Financing (CN-2022)					$ 665,000.00
StartEngine 1% Interest (SE1)					$ 186,594.05
StartEngine 1.2% Interest (SE3)					$ 44,021.45
StartEngine 1.1% Interest (SE2)					$ 211,880.45
Series 2023-2 CF Note Financing (CF2023)					$ 365,000.00
Loan Agreement 2023 (CN-LA)					$ 47,051.30
Total Convertibles issued					$ 4,192,547.25
2017 Stock Plan	1,560,000				
RSAs not purchased				.000%	
Options and RSUs issued and outstanding			652,815	5.472%	
Shares available for issuance under the plan			69,302	.581%	
Totals			11,930,624	100.000%	$ 6,074,965.83

Pashion Footwear Intermediate Cap Table

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

Stakeholder II	Name	Common (CS)	Series Seed-1 Preferred (PS1)	Series Seed-1 Preferred (PS1) 1:1 Conversion Ratio	Series Seed-2 Preferred (PS2)	Series Seed-2 Preferred (PS2) 1:1 Conversion Ratio	Series Seed-3 Preferred (PS3)	Series Seed-3 Preferred (PS3) 1:1 Conversion Ratio	Series Seed-4 Preferred (PS4)	Series Seed-4 Preferred (PS4) 1:1 Conversion Ratio	Series Seed-5 Preferred (PS5)	Series Seed-5 Preferred (PS5) 1:1 Conversion Ratio	Options and RSU's Outstanding Under 2017 Stock Plan	(CSW) Common Stock Warrants	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
f932bad1cbf78	2012 James T. McPhail and Kristin M. McPhail				32,516	32,516									32,516	32,516	.357%	.273%
b96091f2d18d	Beritzhoff Investments LLC								25,117	25,117					25,117	25,117	.275%	.211%
6d52492022e6	Bill Wollrab				32,326	32,326									32,326	32,326	.355%	.271%
553568ff96843	Boberg Family Trust as set forth in the certain D				32,718	32,718									32,718	32,718	.359%	.274%
5e651ff95ede7	Brian Coryat						28,921	28,921	26,625	26,625					55,546	55,546	.609%	.466%
c3294211dae0	Donica Lyn Forensich Revocable Trust Dated A		15,866	15,866	33,246	33,246	28,962	28,962						30,303	78,074	108,377	.856%	.908%
db326f363e69	Entrada Ventures Fund I, L.P.		396,666	396,666			286,565	286,565	261,311	261,311					944,542	944,542	10.360%	7.917%
f7ddfc7709c49	Entrada Ventures SPV I, LLC		237,999	237,999					52,694	52,694					290,693	290,693	3.188%	2.437%
9451fe442ec2a	FGL Capital, LLC													151,515		151,515	.000%	1.270%
7d4bdeee005b	Forbes Family Partnership LP						29,043	29,043						75,758	29,043	104,801	.319%	.878%
dd3bede3cd0d	Forrest & Mary Fleming Living Trust		39,656	39,656			475,938	475,938	423,293	423,293				984,849	938,887	1,923,736	10.298%	16.124%
ae7bd11f701fb	Hixwood FO, LLC		39,666	39,666										75,758	39,666	115,424	.435%	.967%
be2c8cf1eadec	Ignacio Gutierrez						58,264	58,264							58,264	58,264	.639%	.488%
8471ba80d91e	James P Mulligan						57,707	57,707							57,707	57,707	.633%	.484%
ce9208ca933b	Jessica Reid		23,800	23,800											23,800	23,800	.261%	.199%
c9ea6bf401308	Jim & Angela Wagoner				33,020	33,020									33,020	33,020	.362%	.277%
0941bf8830c0	John (Sean) Hathaway						173,080	173,080	153,911	153,911				227,273	326,991	554,264	3.586%	4.646%
f839e62fc88bd	John Townsend	28,955													28,955	28,955	.318%	.243%
9284dd406ecf	Justin Couto				65,390	65,390									65,390	65,390	.717%	.548%
ef71b350b71e	Justin Stottlemyer		79,333	79,333										227,273	79,333	306,606	.870%	2.570%
dd3803bf7dad	Karen Pavone				37,084	37,084									37,084	37,084	.407%	.311%
dfe16d0be35c	Lawrence & Julia Fleming								50,099	50,099				90,909	50,099	141,008	.549%	1.182%
cf2a6aef4392e	Lucia Cleveland				32,508	32,508									32,508	32,508	.357%	.272%
ef635acf32a5e	Mary L. Demetree Recovable Trust 2012		79,344	79,344											79,344	79,344	.870%	.665%
48711565c892	Matthew Pavone		19,833	19,833	33,218	33,218								75,758	53,051	128,809	.582%	1.080%
bfa7c4ae4528	Michele Magee	173,729			32,770	32,770									206,499	206,499	2.265%	1.731%
8e749c0a2961	Nazeeh J. Shaheen and Rosario C. Shaheen D		79,332	79,332					50,167	50,167				151,515	129,499	281,014	1.420%	2.355%
94735467bdb6	Renee Hollinger				32,270	32,270									32,270	32,270	.354%	.270%
d74a5edaf8a9	Robert B. Silva & Patricia R. Pavone				33,210	33,210									33,210	33,210	.364%	.278%
4e8d98d47846	Sing-Man Yuen				32,849	32,849									32,849	32,849	.360%	.275%
77c6782ceb3a	Sybiosis LLC						174,302	174,302							174,302	174,302	1.912%	1.461%
6c3f2f982a154	The Chackel FamilyTrust 1/20/15						28,608	28,608							28,608	28,608	.314%	.240%
7209073eb9ac	The Dorm Room Fund II, LP		3,967	3,967							15,866	15,866			19,833	19,833	.218%	.166%
13b8912b8274	Townsend Family Trust dated May 15, 2002				32,548	32,548									32,548	32,548	.357%	.273%
0a90b63b95fa	Uri Fridman						104,410	104,410							104,410	104,410	1.145%	.875%
1fd16f82ce970	William & Francie Doak				32,742	32,742									32,742	32,742	.359%	.274%
	Other common holders	4,866,152											652,815		4,866,152	5,518,967	53.371%	46.259%
	Options and RSU's issued and outstanding												652,815					
	Shares available for issuance under the plan												69,302			69,302		.581%
	Fully diluted shares	**5068836**		**1015462**		**528415**		**1445800**		**1043217**		**15866**	**722,117**	**2,090,911**		**11,930,624**		**100.000%**
	Fully diluted ownership	**42.486%**		**8.511%**		**4.429%**		**12.118%**		**8.744%**		**.133%**	**6.053%**	**17.526%**		**100.000%**		
	Total Shares outstanding	**5068836**	**1015462**		**528415**		**1445800**		**1043217**		**15866**				**9,117,596**		**100.000%**	
	Percentage outstanding	**55.594%**	**11.137%**		**5.796%**		**15.857%**		**11.442%**		**.174%**				**100.000%**			
	Price per share		**$ 1.26**	**$ 1.26**	**$ 0.86**	**$ 0.86**	**$ 1.01**	**$ 1.01**	**$ 1.01**	**$ 1.01**	**$ 1.26**	**$ 1.26**						

Pashion Footwear Detailed Cap Table

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

Stakeholder II	Name	Common (CS)	Series Seed-1 Preferred (PS1)	Series Seed-1 Preferred (PS1) 1:1 Conversion Ratio	Series Seed-2 Preferred (PS2)	Series Seed-2 Preferred (PS2) 1:1 Conversion Ratio	Series Seed-3 Preferred (PS3)	Series Seed-3 Preferred (PS3) 1:1 Conversion Ratio	Series Seed-4 Preferred (PS4)	Series Seed-4 Preferred (PS4) 1:1 Conversion Ratio	Series Seed-5 Preferred (PS5)	Series Seed-5 Preferred (PS5) 1:1 Conversion Ratio	Options and RSU's Outstanding Under 2017 Stock Plan	(CSW) Common Stock Warrants	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
f932bad1cbf78	2012 James T. McPhail and Kristin M. McPhail				32,516	32,516									32,516	32,516	.357%	.273%
47b037c251d1	Alexis Gulden	1,354													1,354	1,354	.015%	.011%
99f810902e1b	Amber Vardeh Tarmani												2,425			2,425	.000%	.020%
005ae5f67350	Ariana Beavers (formerly Burton)	13,271													13,271	13,271	.146%	.111%
b96091f2d18d	Beritzhoff Investments LLC								25,117	25,117					25,117	25,117	.275%	.211%
6d52492022e6	Bill Wollrab				32,326	32,326									32,326	32,326	.355%	.271%
553568ff96843	Boberg Family Trust as set forth in the certain D				32,718	32,718									32,718	32,718	.359%	.274%
5e651ff95ede7	Brian Coryat						28,921	28,921	26,625	26,625					55,546	55,546	.609%	.466%
d1ee8c8a42f3	David Perry												14,477			14,477	.000%	.121%
c3294211dae0	Donica Lyn Forensich Revocable Trust Dated A		15,866	15,866	33,246	33,246	28,962	28,962						30,303	78,074	108,377	.856%	.908%
1d339f5a81ca	Duncan Barnard	1,458													1,458	1,458	.016%	.012%
1ac70f3ed46d	Emily Phillips												2,982			2,982	.000%	.025%
db326f363e69	Entrada Ventures Fund I, L.P.		396,666	396,666			286,565	286,565	261,311	261,311					944,542	944,542	10.360%	7.917%
f7ddfc7709c49	Entrada Ventures SPV I, LLC		237,999	237,999					52,694	52,694					290,693	290,693	3.188%	2.437%
9451fe442ec2	FGL Capital, LLC													151,515		151,515	.000%	1.270%
7d4bdeee005b	Forbes Family Partnership LP						29,043	29,043						75,758	29,043	104,801	.319%	.878%
dd3bede3cd0d	Forrest & Mary Fleming Living Trust		39,656	39,656			475,938	475,938	423,293	423,293				984,849	938,887	1,923,736	10.298%	16.124%
49b6a7db0a7a	Forrest Fleming												28,955			28,955	.000%	.243%
daa96e05def0	Gabriella Liotta												48,504			48,504	.000%	.407%
ae7bd11f701fb	Hixwood FO, LLC		39,666	39,666										75,758	39,666	115,424	.435%	.967%
be2c8cf1eadec	Ignacio Gutierrez						58,264	58,264							58,264	58,264	.639%	.488%
bcbd8e4928a5	Jacob Mueller	46													46	46	.001%	.000%
8471ba80d91e	James P Mulligan						57,707	57,707							57,707	57,707	.633%	.484%
112b6884b896	Jess Norman	28,955											315,435		28,955	344,390	.318%	2.887%
ce9208ca933b	Jessica Reid		23,800	23,800											23,800	23,800	.261%	.199%
c9ea6bf401308	Jim & Angela Wagoner				33,020	33,020									33,020	33,020	.362%	.277%
0941bf8830c0	John (Sean) Hathaway						173,080	173,080	153,911	153,911				227,273	326,991	554,264	3.586%	4.646%
f839e62fc88bd	John Townsend	28,955													28,955	28,955	.318%	.243%
9284dd406ecf	Justin Couto				65,390	65,390									65,390	65,390	.717%	.548%
ef71b350b71e	Justin Stottlemyer		79,333	79,333										227,273	79,333	306,606	.870%	2.570%
dd3803bf7dad	Karen Pavone				37,084	37,084									37,084	37,084	.407%	.311%
075851ce9b57	Krista Hershfield	112													112	112	.001%	.001%
dfe16d0be35c	Lawrence & Julia Fleming								50,099	50,099				90,909	50,099	141,008	.549%	1.182%
cf2a6aef4392e	Lucia Cleveland				32,508	32,508									32,508	32,508	.357%	.272%
cd0aa317e644	Madeline McPhail	1,250													1,250	1,250	.014%	.010%
902065046104	Madison Krasny	937													937	937	.010%	.008%
e85c522386e4	Maile (Cate) Ryant	32													32	32	.000%	.000%
6023de400ab0	Mark Thompson	16,691													16,691	16,691	.183%	.140%
ef635acf32a5e	Mary L. Demetree Recovable Trust 2012		79,344	79,344											79,344	79,344	.870%	.665%
48711565c892	Matthew Pavone		19,833	19,833	33,218	33,218								75,758	53,051	128,809	.582%	1.080%
bfa7c4ae4528	Michele Magee	173,729			32,770	32,770									206,499	206,499	2.265%	1.731%
244fba8bebf67	Miranda Knight												49,505			49,505	.000%	.415%
1b7b20c0bea5	Morgan McKean	45													45	45	.000%	.000%
8e749c0a2961	Nazeeh J. Shaheen and Rosario C. Shaheen D		79,332	79,332					50,167	50,167				151,515	129,499	281,014	1.420%	2.355%
1ee2837e77d8	Nikkole Martin												4,920			4,920	.000%	.041%
d568d58817c1	Paradigm Counsel LLP	16,500													16,500	16,500	.181%	.138%
a6d80d6f9c50	Peter Fellows	1,250													1,250	1,250	.014%	.010%
94735467bdb6	Renee Hollinger				32,270	32,270									32,270	32,270	.354%	.270%
d74a5edaf8a9	Robert B. Silva & Patricia R. Pavone				33,210	33,210									33,210	33,210	.364%	.278%
d4e651de6e7b	Robert Ringer	10,856													10,856	10,856	.119%	.091%
321f51ddc1ee	Sarah Mirabella												2,964			2,964	.000%	.025%
3dfdef4cecc63	Seiji van Bronkhorst												128,223			128,223	.000%	1.075%
4e8d98d47846	Sing-Man Yuen				32,849	32,849									32,849	32,849	.360%	.275%
aae620d7cbfd	Skylar Crumbley	71													71	71	.001%	.001%
77c6782ceb3a	Sybiosis LLC						174,302	174,302							174,302	174,302	1.912%	1.461%
6c3f2f982a154	The Chackel FamilyTrust 1/20/15						28,608	28,608							28,608	28,608	.314%	.240%
7209073eb9ac	The Dorm Room Fund II, LP		3,967	3,967							15,866	15,866			19,833	19,833	.218%	.166%
011337f9d0d9	The Haley Pavone Trust	4,158,823													4,158,823	4,158,823	45.613%	34.858%
13b8912b8274	Townsend Family Trust dated May 15, 2002				32,548	32,548									32,548	32,548	.357%	.273%
4f19f703104b7	Tyler Unbehand	614,453													614,453	614,453	6.739%	5.150%
0a90b63b95fa	Uri Fridman						104,410	104,410							104,410	104,410	1.145%	.875%
d9eacccdef44	Victoria Hemphill	48													48	48	.001%	.000%
1fd16f82ce970	William & Francie Doak				32,742	32,742									32,742	32,742	.359%	.274%
b896d3fe6011	Yaqin Long												54,425			54,425	.000%	.456%
	Options and RSU's issued and outstanding												652,815					
	Shares available for issuance under the plan												69,302			69,302		.581%
	Fully diluted shares	**5068836**		**1015462**		**528415**		**1445800**		**1043217**		**15866**	**722,117**	**2,090,911**		**11,930,624**		**100.000%**
	Fully diluted ownership	**42.486%**		**8.511%**		**4.429%**		**12.118%**		**8.744%**		**.133%**	**6.053%**	**17.526%**		**100.000%**		
	Total Shares outstanding	**5068836**	**1015462**		**528415**		**1445800**		**1043217**		**15866**				**9,117,596**		**100.000%**	
	Percentage outstanding	**55.594%**	**11.137%**		**5.796%**		**15.857%**		**11.442%**		**.174%**				**100.000%**			
	Price per share		**$ 1.26**	**$ 1.26**	**$ 0.86**	**$ 0.86**	**$ 1.01**	**$ 1.01**	**$ 1.01**	**$ 1.01**	**$ 1.26**	**$ 1.26**						

Radical Footwear Series Seed-1 Preferred (PS1) Preferred Stock Certificate Ledger

As of 04/16/2024 • Generated by Pulley Website (mwoods@pulleinc.com) at 04/16/2024 01:00:43

Fashion Footwear Series Seed-2 Preferred (PS2) Preferred Stock Certificate Ledger

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

Stakeholder I	Certificate Number	Shareholder Name	Shareholder Email	Shares Issued	Shares Outstanding	Share Class	Price per share	Cash Paid	Debt Canceled	Value of IP Transferred	Other Consideratio	Dividend ignoring
f932bad1dbf7	[illegible]	2012 James T. McPhail and Kristin A	jimmcphail@icloud.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
6d52492022a	[illegible]	Bill Wallrab	bill@altoeodis.co	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
55356889684	[illegible]	Boberg Family Trust as set forth in th	jackie@boberg.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
c3294211dae	[illegible]	Donica Lvn Forensich Revocable Tru	donica@sdyalaw.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
c9ea6bf40130	[illegible]	Jim & Angela Wagoner	jimwagoner.meridian@gmail.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
9284dd408ec	[illegible]	Justin Couto	justin.couto@socreate.it	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
dd3803bf7da	[illegible]	Karen Pavone	inklamcreative@gmail.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
c2a6aef4392	[illegible]	Lucia Cleveland	luciacleveland@gmail.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
48711565c89	[illegible]	Mathew Pavone	mpavone25@gmail.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
bfa7c4ae452	[illegible]	Michele Madee	mmadee@mdmteam.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
94735467bdb	[illegible]	Renee Hollinger	rbhk123@gmail.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
d74a5eda8a	[illegible]	Robert B. Silva & Patricia R. Pavone	silvone@reinfirst.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
4e8d98d4784	[illegible]	Sing-Man Yuen	kamyuen@yahoo.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
13b8912b827	[illegible]	Townsend Family Trust dated May 1!	jtowns02@calpoly.edu	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
1811682ce97	[illegible]	William & Francie Doak	bdoak@kirvindoak.com	[illegible]	[illegible]	Series Seed-2 Preferred	$ 0.8634	$ -	$ [illegible]	$ -	$ -	$ -
		Grand total			[illegible]							

Stakeholder I	Vesting Schedule	Acceleration	Acceleration Notes	Vesting Commencemen	Shares Vested	Issue Date	Board Approval	Termination date	Last Repurchase	Shares Subject to Repurchase	Canceled Dat	Shares Canceled	Cancellation reason	Repurchase Date	Shares Repurchase	Balance shares	Plan Name
f932bad1dbf7		No				12-04-2020											
6d52492022a		No				12-04-2020											
55356889684		No				12-04-2020											
c3294211dae		No				12-04-2020											
c9ea6bf40130		No				12-04-2020											
9284dd408ec		No				12-04-2020											
dd3803bf7da		No				12-04-2020											
c2a6aef4392		No				12-04-2020											
48711565c89		No				12-04-2020											
bfa7c4ae452		No				12-04-2020											
94735467bdb		No				12-04-2020											
d74a5eda8a		No				12-04-2020											
4e8d98d4784		No				12-04-2020											
13b8912b827		No				12-04-2020											
1811682ce97		No				12-04-2020											

Stakeholder I	Source	Federal Exemption	Rule 144 Date	State Exemption	State of Residency	Legend	Notes	Paper status	Liquidation Preference	Original Acquisition	Cost Center	Job Title	Relationship	Full address	Address	City	State	Country	Zip code
f932bad1dbf7	Converted from note CN2017-12	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
6d52492022a	Converted from note CN2017-14	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
55356889684	Converted from note CN2017-09 (paper)	[illegible]	[illegible]		[illegible]	THE		Paper	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
c3294211dae	Converted from note CN2017-01	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
c9ea6bf40130	Converted from note CN2017-05	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
9284dd408ec	Converted from note CN2017-10	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
dd3803bf7da	Converted from note CN2017-04	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
c2a6aef4392	Converted from note CN2017-13	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
48711565c89	Converted from note CN2017-02	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]				CA		
bfa7c4ae452	Converted from note CN2017-07	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
94735467bdb	Converted from note CN2017-15	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
d74a5eda8a	Converted from note CN2017-03	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
4e8d98d4784	Converted from note CN2017-06	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
13b8912b827	Converted from note CN2017-11	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						
1811682ce97	Converted from note CN2017-08	[illegible]	[illegible]		[illegible]	THE		Electronic	Converts 1:1 CSE. 7% non-	[illegible]			[illegible]						

Fashion Footwear Series Seed-5 Preferred (PS5) Preferred Stock Certificate Ledger

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

Stakeholder I	Certificate Number	Shareholder Name	Shareholder Email	Shares Issued	Shares Outstanding	Share Class	Price per share	Cash Paid	Debt Canceled	Value of IP Transferred	Other Consideration	Dividend ignoring cancellation	Vesting Schedule	Acceleration	Acceleration Notes	Vesting Commencement Date	Shares Vested	Issue Date	Board Approval Date	Termination date	Last Repurchase Date	Shares Subject to Repurchase (Unvested)	Canceled Date	Shares Canceled	Cancellation reason	Repurchase Date	Shares Repurchased	Balance shares returned	Plan Name	Source	Federal Exemption	Rule 144 Date	State Exemption	State of Residency	Legend	Notes	Paper status	Liquidation Preferences	Original Acquisition Date	Cost Center	Job Title	Relationship	Full address	Address	City	State	Country	Zip code
720973eb9a	[illegible]	The Dorm Room Fund II, LP	molly@dormroomfund.com	[illegible]	[illegible]	Series Seed-5 Preferred	$ 1.2805	$ -	$ 10,000.00	$ -	$ -	$ -		No				12-04-2020												Converted from note SAFE-01	Reg D - 506	12-04-2020		PA	THE		Electronic	Converts 1:1; CSE; 7% non-	12-04-2020			Investor						
		Grand total			[illegible]																																											

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefire.com) at 04/16/2024 01:02:40

Stakeholder I	ID	Optionholder	Optionholder Email	Options Granted	Options Outstanding	Plan Name	Grant Date	Exercise Price	Amendment	Amendment details	Annual Early Salary Exercise	Type	Vesting Schedule	Acceleration	Acceleration Notes	Vesting Commencement Date	Time Vested	Total Vested	Vested Outstanding	Unvested	Quantity Granted	Exercise Dates	Date Fully Vested	Terminated Date	Last Date to Exercise	Unexercised Quantity Cancelled	Quantity Brand Expired	Approval Date	Canceled Date	Quantity Cancelled	Consolidation reason	Expiration Date	Federal Exemption	State Exemption	State of Residency	Employee ID	Notes	Paper Initial	Voluntary Terminatio n	Involuntary Terminatio n	Termination with Cause	Death	Disability	Retiremen t	Cost Center	Job Title	Relationship

Pashion Footwear Common (CS) Common Warrant Ledger

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

Stakeholder ID	Warrant Number	Warrant Holder Name	Warrant Holder Email	Shares Issued	Shares Outstanding	Shares Expired	Share Class	Exercise Price	Issue Date	Board Approval Date	Exercise Dates	Shares Exercised	Canceled Date	Shares Canceled	Cancellation reason	Shares Transferred	Expiration Dat	Purchase Price	Federal Exemption	State Exemption	State of Residency	Notes	Paper status	Cost Center	Job Title	Relationship
c3294211dae0	CSW-01	Donica Lyn Forensich Revocable Trust	donica@vidyalaw.com	30,303	30,303		Common (CS)	$ 0.33	02-01-2022	01-28-2022							02-01-2029	$ 10,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
8e749c0a2961	CSW-02	Nazeeh J. Shaheen and Rosario C. Sh	n.shaheen@cox.net	151,515	151,515		Common (CS)	$ 0.33	02-01-2022	01-28-2022							02-01-2029	$ 50,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
7d4bdeee005b	CSW-03	Forbes Family Partnership LP	bforbes488@gmail.com	75,758	75,758		Common (CS)	$ 0.33	02-02-2022	01-28-2022							02-02-2029	$ 25,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
48711565c892	CSW-04	Matthew Pavone	mpavone25@gmail.com	75,758	75,758		Common (CS)	$ 0.33	02-04-2022	01-28-2022							02-04-2029	$ 25,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
ef71b350b71e	CSW-05	Justin Stottlemyer	justin.h.stottlemyer@gmail.com	227,273	227,273		Common (CS)	$ 0.33	02-07-2022	01-28-2022							02-07-2029	$ 75,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
dd3bede3cd0d	CSW-06	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	757,576	757,576		Common (CS)	$ 0.33	02-07-2022	01-28-2022							02-07-2029	$ 250,000.00	Section 4(a)(2)		NV		Electronic			Investor
ae7bd11f701fb	CSW-07	Hixwood FO, LLC	frank@frontiervc.com	75,758	75,758		Common (CS)	$ 0.33	02-08-2022	01-28-2022							02-08-2029	$ 25,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
0941bf8830c0	CSW-08	John (Sean) Hathaway	seanjhathaway@gmail.com	227,273	227,273		Common (CS)	$ 0.33	02-10-2022	01-28-2022							02-10-2029	$ 75,000.00	Section 4(a)(2)	25102(f)	CA		Electronic			Investor
dfe16d0be35c	CSW-09	Lawrence & Julia Fleming	larryfleming@syncrocorp.com	90,909	90,909		Common (CS)	$ 0.33	02-28-2022	01-28-2022							02-28-2029	$ 30,000.00	Section 4(a)(2)	8-6-11(10)	AL		Electronic			Investor
dd3bede3cd0d	CSW-10	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	151,515	151,515		Common (CS)	$ 0.33	09-12-2022	01-28-2022							09-12-2029	$ 50,000.00	Section 4(a)(2)		NV		Electronic			Investor
9451fe442ec2	CSW-11	FGL Capital, LLC	ignaciogutierrez@grupobiz.com.mx	151,515	151,515		Common (CS)	$ 0.33	10-07-2022	01-28-2022							10-07-2029	$ -	Section 4(a)(2)				Electronic			Investor
dd3bede3cd0d	CSW-12	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	75,758	75,758		Common (CS)	$ 0.33	05-02-2023	01-28-2022							05-02-2029	$ 25,000.14	Section 4(a)(2)				Electronic			Investor
		Grand total			**2,090,911**																					

Pashion Footwear Convertible Ledger

As of 04/16/2024 • Generated by Robyn Marcello (rmarcello@scalefirm.com) at 04/16/2024 01:02:43

Stakeholder ID	ID	Convertible Holder Name	Convertible Holder Email	Principal	Other Consideration	Interest	Total	Issue Date	Board Approval Date	Canceled Date	Cancellation reason	Converted Date	Converted To	Maturity Date	Interest Rate	Valuation Cap	Conversion Discount	Change in Control Percent	Conversion Trigger	Federal Exemption	State Exemption	State of Residency	Notes	Paper status	Cost Center	Job Title	Relationship
3edcb15661ee	CF2023-01	Eunoia Home, LLC	angelica@muvop.com	$ 250,000.00		$ 11,095.89	$ 261,095.89	07-21-2023	07-17-2023					03-31-2025	6.0000%	$ 20,000,000.00	80.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor
d28ac410bcf4	CF2023-02	Kevin and Leslie Murphy Family Trust	kevin.murphy.sf@gmail.com	$ 15,000.00		$ 687.95	$ 15,687.95	07-12-2023	07-17-2023					03-31-2025	6.0000%	$ 20,000,000.00	80.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor
c267bf68c855	CF2023-03	Central Coast Ventures SLO, LLC	ccventuresteam@gmail.com	$ 100,000.00		$ 690.41	$ 100,690.41	03-05-2024	07-17-2023					03-31-2025	6.0000%	$ 20,000,000.00	80.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor
c3294211dae0	CN-2022-1	Donica Lyn Forensich Revocable Trust	donica@vidyalaw.com	$ 10,000.00		$ 1,600.00	$ 11,600.00	02-01-2022	01-28-2022					02-01-2024	8.0000%	$ 15,000,000.00	20.00%			Section 4(a)(2)	25102(f)	CA		Electronic			Investor
dd3bede3cd0d	CN-2022-10	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	$ 50,000.00		$ 6,378.08	$ 56,378.08	09-12-2022	01-28-2022					09-12-2024	8.0000%	$ 15,000,000.00				Section 4(a)(2)				Electronic			Investor
9451fe442ec2	CN-2022-11	FGL Capital, LLC	ignaciogutierrez@grupobiz.com.mx	$ 50,000.00		$ 6,104.11	$ 56,104.11	10-07-2022	01-28-2022					10-07-2024	8.0000%	$ 15,000,000.00				Section 4(a)(2)				Electronic			Investor
8e749c0a2961	CN-2022-2	Nazeeh J. Shaheen and Rosario C. Sh	n.shaheen@cox.net	$ 50,000.00		$ 8,000.00	$ 58,000.00	02-01-2022	01-28-2022					02-01-2024	8.0000%	$ 15,000,000.00	20.00%			Section 4(a)(2)	25102(f)	CA		Electronic			Investor
7d4bdeee005b	CN-2022-3	Forbes Family Partnership LP	bforbes488@gmail.com	$ 25,000.00		$ 4,000.00	$ 29,000.00	02-02-2022	01-28-2022					02-02-2024	8.0000%	$ 15,000,000.00	20.00%			Section 4(a)(2)	25102(f)	CA		Electronic			Investor
48711565c892	CN-2022-4	Matthew Pavone	mpavone25@gmail.com	$ 25,000.00		$ 4,000.00	$ 29,000.00	02-04-2022	01-28-2022					02-04-2024	8.0000%	$ 15,000,000.00	20.00%			Section 4(a)(2)	25102(f)	CA		Electronic			Investor
ef71b350b71e	CN-2022-5	Justin Stottlemyer	justin.h.stottlemyer@gmail.com	$ 75,000.00		$ 12,000.00	$ 87,000.00	02-07-2022	01-28-2022					02-07-2024	8.0000%	$ 15,000,000.00	20.00%			Section 4(a)(2)	25102(f)	CA		Electronic			Investor
dd3bede3cd0d	CN-2022-6	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	$ 250,000.00		$ 40,000.00	$ 290,000.00	02-07-2022	01-28-2022					02-07-2024	8.0000%	$ 15,000,000.00	20.00%			Section 4(a)(2)		NV		Electronic			Investor
ae7bd11f701f	CN-2022-7	Hixwood FO, LLC	frank@frontiervc.com	$ 25,000.00		$ 4,000.00	$ 29,000.00	02-08-2022	01-28-2022					02-08-2024	8.0000%	$ 15,000,000.00				Section 4(a)(2)	25102(f)	CA		Electronic			Investor
0941bf8830c0	CN-2022-8	John (Sean) Hathaway	seanjhathaway@gmail.com	$ 75,000.00		$ 12,000.00	$ 87,000.00	02-10-2022	01-28-2022					02-10-2024	8.0000%	$ 15,000,000.00				Section 4(a)(2)	25102(f)	CA		Electronic			Investor
dfe16d0be35c	CN-2022-9	Lawrence & Julia Fleming	larryfleming@syncrocorp.com	$ 30,000.00		$ 4,800.00	$ 34,800.00	02-28-2022	01-28-2022					02-28-2024	8.0000%	$ 15,000,000.00				Section 4(a)(2)	8-6-11(10)	AL		Electronic			Investor
4f00106bddc4	CN-LA-01	4221 Alpine Acquisition LLC	clowe@lsassociates.com	$ 20,000.00		$ -	$ 20,000.00	07-24-2023	06-29-2023					11-24-2023		$ -				Section 4(a)(2)			LOC initiation fee	Electronic			Investor
4f00106bddc4	CN-LA-02	4221 Alpine Acquisition LLC	clowe@lsassociates.com	$ 7,500.00		$ -	$ 7,500.00	10-11-2023	06-29-2023					02-11-2024		$ -				Section 4(a)(2)				Electronic			Investor
4f00106bddc4	CN-LA-03	4221 Alpine Acquisition LLC	clowe@lsassociates.com	$ 1,800.00		$ -	$ 1,800.00	12-20-2023	06-29-2023					04-20-2024		$ -				Section 4(a)(2)				Electronic			Investor
4f00106bddc4	CN-LA-04	4221 Alpine Acquisition LLC	clowe@lsassociates.com	$ 6,800.00		$ -	$ 6,800.00	01-24-2024	03-29-2023					05-24-2024		$ 20,000,000.00	20.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor
4f00106bddc4	CN-LA-05	4221 Alpine Acquisition LLC	clowe@lsassociates.com	$ 10,951.30		$ 680.93	$ 11,632.23	07-24-2023	06-29-2023					11-24-2023	8.5000%	$ -				Section 4(a)(2)			50% of total interest for Convertible	Electronic			Investor
c3294211dae0	CN2017-01	Donica Lyn Forensich Revocable Trust	donica@vidyalaw.com	$ 25,000.00		$ -	$ 25,000.00	11-29-2017		12-04-2020	Conversion	12-04-2020	PS2-04	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
48711565c892	CN2017-02	Matthew Pavone	mpavone25@gmail.com	$ 25,000.00		$ -	$ 25,000.00	12-06-2017		12-04-2020	Conversion	12-04-2020	PS2-09	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
d74a5edaf8a9	CN2017-03	Robert B. Silva & Patricia R. Pavone	silvone@winfirst.com	$ 25,000.00		$ -	$ 25,000.00	12-08-2017		12-04-2020	Conversion	12-04-2020	PS2-12	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
dd3803bf7dad	CN2017-04	Karen Pavone	inkfarmcreative@gmail.com	$ 28,000.00		$ -	$ 28,000.00	01-02-2018		12-04-2020	Conversion	12-04-2020	PS2-07	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
c9ea6bf401308	CN2017-05	Jim & Angela Wagoner	jimwagoner.meridian@gmail.com	$ 25,000.00		$ -	$ 25,000.00	01-25-2018		12-04-2020	Conversion	12-04-2020	PS2-05	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
4e8d98d47846	CN2017-06	Sing-Man Yuen	ksmyuen@yahoo.com	$ 25,000.00		$ -	$ 25,000.00	03-09-2018		12-04-2020	Conversion	12-04-2020	PS2-13	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
bfa7c4ae4528	CN2017-07	Michele Magee	mmagee@mdmteam.com	$ 25,000.00		$ -	$ 25,000.00	03-29-2018		12-04-2020	Conversion	12-04-2020	PS2-10	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
1fd16f82ce970	CN2017-08	William & Francie Doak	bdoak@kirvindoak.com	$ 25,000.00		$ -	$ 25,000.00	04-05-2018		12-04-2020	Conversion	12-04-2020	PS2-15	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
553568ff96843	CN2017-09	Boberg Family Trust as set forth in the	jackie@boberg.com	$ 25,000.00		$ -	$ 25,000.00	04-11-2018		12-04-2020	Conversion	12-04-2020	PS2-03	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
9284dd406ecf	CN2017-10	Justin Couto	justin.couto@socreate.it	$ 50,000.00		$ -	$ 50,000.00	04-17-2018		12-04-2020	Conversion	12-04-2020	PS2-06	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
13b8912b8274	CN2017-11	Townsend Family Trust dated May 15,	jtowns02@calpoly.edu	$ 25,000.00		$ -	$ 25,000.00	05-24-2018		12-04-2020	Conversion	12-04-2020	PS2-14	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
f932bad1cbf78	CN2017-12	2012 James T. McPhail and Kristin M.	jimmcphail@icloud.com	$ 25,000.00		$ -	$ 25,000.00	06-01-2018		12-04-2020	Conversion	12-04-2020	PS2-01	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
cf2a6aef4392e	CN2017-13	Lucia Cleveland	luciacleveland@gmail.com	$ 25,000.00		$ -	$ 25,000.00	06-03-2018		12-04-2020	Conversion	12-04-2020	PS2-08	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
6d52492022e6	CN2017-14	Bill Wollrab	bill@allpeople.co	$ 25,000.00		$ -	$ 25,000.00	07-19-2018		12-04-2020	Conversion	12-04-2020	PS2-02	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
94735467bdb6	CN2017-15	Renee Hollinger	rbhk123@gmail.com	$ 25,000.00		$ -	$ 25,000.00	08-02-2018		12-04-2020	Conversion	12-04-2020	PS2-11	03-01-2021		$ -	20.00%		$ 5,000,000.00	Section 4(a)(2)				Paper			Investor
dd3bede3cd0d	CN2019-01	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	$ 350,000.00		$ -	$ 350,000.00	02-21-2019		12-04-2020	Conversion	12-04-2020	PS3-05	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
77c6782ceb3a	CN2019-02	Sybiosis LLC	anitasy111@gmail.com	$ 150,000.00		$ -	$ 150,000.00	02-27-2019		12-04-2020	Conversion	12-04-2020	PS3-09	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
0a90b63b95fa	CN2019-03	Uri Fridman	urifridman@grupobiz.com.mx	$ 90,000.00		$ -	$ 90,000.00	03-06-2019		12-04-2020	Conversion	12-04-2020	PS3-11	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
be2c8cf1eade	CN2019-04	Ignacio Gutierrez	ignaciogutierrez@grupobiz.com.mx	$ 50,000.00		$ -	$ 50,000.00	02-15-2019		12-04-2020	Conversion	12-04-2020	PS3-06	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
8471ba80d91e	CN2019-05	James P Mulligan	toolnn2@gmail.com	$ 50,000.00		$ -	$ 50,000.00	03-28-2019		12-04-2020	Conversion	12-04-2020	PS3-07	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
0941bf8830c0	CN2019-06	John (Sean) Hathaway	seanjhathaway@gmail.com	$ 150,000.00		$ -	$ 150,000.00	03-29-2019		12-04-2020	Conversion	12-04-2020	PS3-08	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
7d4bdeee005b	CN2019-07	Forbes Family Partnership LP	bforbes488@gmail.com	$ 25,000.00		$ -	$ 25,000.00	02-28-2019		12-04-2020	Conversion	12-04-2020	PS3-04	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
c3294211dae0	CN2019-08	Donica Lyn Forensich Revocable Trust	donica@vidyalaw.com	$ 25,000.00		$ -	$ 25,000.00	03-12-2019		12-04-2020	Conversion	12-04-2020	PS3-02	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
5e651ff95ede7	CN2019-09	Brian Coryat	brian@entradaventures.com	$ 25,000.00		$ -	$ 25,000.00	03-18-2019		12-04-2020	Conversion	12-04-2020	PS3-01	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
db326f363e69	CN2019-10	Entrada Ventures Fund I, L.P.	julie@entradaventures.com	$ 250,000.00		$ -	$ 250,000.00	04-26-2019		12-04-2020	Conversion	12-04-2020	PS3-03	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
dd3bede3cd0d	CN2019-11	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	$ 60,000.00		$ -	$ 60,000.00	05-03-2019		12-04-2020	Conversion	12-04-2020	PS3-05	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
6c3f2f982a154	CN2019-12	The Chackel FamilyTrust 1/20/15	chackelp@aol.com	$ 25,000.00		$ -	$ 25,000.00	05-03-2019		12-04-2020	Conversion	12-04-2020	PS3-10	03-01-2021		$ -	20.00%		$ 6,000,000.00	Section 4(a)(2)				Paper			Investor
5e651ff95ede7	CN2020-01	Brian Coryat	brian@entradaventures.com	$ 25,000.00		$ -	$ 25,000.00	02-19-2020		12-04-2020	Conversion	12-04-2020	PS4-02	02-19-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
db326f363e69	CN2020-02	Entrada Ventures Fund I, L.P.	julie@entradaventures.com	$ 100,000.00		$ -	$ 100,000.00	02-12-2020		12-04-2020	Conversion	12-04-2020	PS4-03	02-12-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
0941bf8830c0	CN2020-03	John (Sean) Hathaway	seanjhathaway@gmail.com	$ 50,000.00		$ -	$ 50,000.00	04-01-2020		12-04-2020	Conversion	12-04-2020	PS4-06	04-01-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
f7ddfc7709c49	CN2020-04	Entrada Ventures SPV I, LLC	julie@entradaventures.com	$ 50,000.00		$ -	$ 50,000.00	03-31-2020		12-04-2020	Conversion	12-04-2020	PS4-04	03-31-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
dd3bede3cd0d	CN2020-05	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	$ 200,000.00		$ -	$ 200,000.00	02-13-2020		12-04-2020	Conversion	12-04-2020	PS4-05	02-13-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
dd3bede3cd0d	CN2020-06	Forrest & Mary Fleming Living Trust	forrestleefleming@gmail.com	$ 200,000.00		$ -	$ 200,000.00	04-15-2020		12-04-2020	Conversion	12-04-2020	PS4-05	04-15-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
db326f363e69	CN2020-07	Entrada Ventures Fund I, L.P.	julie@entradaventures.com	$ 150,000.00		$ -	$ 150,000.00	06-24-2020		12-04-2020	Conversion	12-04-2020	PS4-03	06-24-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
0941bf8830c0	CN2020-08	John (Sean) Hathaway	seanjhathaway@gmail.com	$ 100,000.00		$ -	$ 100,000.00	08-31-2020		12-04-2020	Conversion	12-04-2020	PS4-06	08-31-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
b96091f2d18d	CN2020-09	Beritzhoff Investments LLC	pete@baywestdevelopment.com	$ 25,000.00		$ -	$ 25,000.00	09-28-2020		12-04-2020	Conversion	12-04-2020	PS4-01	09-28-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
dfe16d0be35c	CN2020-10	Lawrence & Julia Fleming	larryfleming@syncrocorp.com	$ 50,000.00		$ -	$ 50,000.00	10-08-2020		12-04-2020	Conversion	12-04-2020	PS4-07	10-08-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
8e749c0a2961	CN2020-11	Nazeeh J. Shaheen and Rosario C. Sh	n.shaheen@cox.net	$ 50,000.00		$ -	$ 50,000.00	10-03-2020		12-04-2020	Conversion	12-04-2020	PS4-08	10-03-2022		$ -	20.00%		$ 7,300,000.00	Section 4(a)(2)				Paper			Investor
7209073eb9ac	SAFE-01	The Dorm Room Fund II, LP	molly@dormroomfund.com	$ 20,000.00			$ 20,000.00	05-04-2018		12-04-2020	Conversion	12-04-2020	PS5-01			$ -				Section 4(a)(2)				Paper			Investor
c9e574f6f82c1	SE1-01	StartEngine	haley@pashionfootwear.com	$ 186,594.05		$ 1,942.62	$ 188,536.67	04-02-2023	03-29-2023					03-31-2025	1.0000%	$ 20,000,000.00	20.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor
c9e574f6f82c1	SE2-01	StartEngine	haley@pashionfootwear.com	$ 211,880.45		$ 2,234.90	$ 214,115.35	05-02-2023	03-29-2023					03-31-2025	1.1000%	$ 20,000,000.00	20.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor
c9e574f6f82c1	SE3-01	StartEngine	haley@pashionfootwear.com	$ 44,021.45		$ 506.55	$ 44,528.00	05-02-2023	03-29-2023					03-31-2025	1.2000%	$ 20,000,000.00	20.00%		$ 1,250,000.00	Section 4(a)(2)				Electronic			Investor

NOTE 1 – NATURE OF OPERATIONS

Pashion Footwear Inc. was formed on August 30, 2017 ("Inception") in the State of Delaware. The financial statements of Pashion Footwear Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Luis Obispo, California.

Pashion is an empowering footwear brand utilizing innovative technical design to pioneer the future of women's shoes - blending comfort, customization and style without sacrifice. Our utility-patented tech allows a high heel to transform into a flat within seconds, solving the biggest love/hate relationship in a woman's closet and bringing unmatched versatility to their daily lives. Pashion sells convertible high heel shoe bundles & the corresponding accessory products (heel kits, stelos, flat caps) direct to consumer via our own e-commerce site - www.pashionfootwear.com.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of convertible high heel shoe bundles & the corresponding accessory
products

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – Inventory

The inventory consists of the following items:

As of the Year ended December 31,	2023	2022
Finished Goods	$1,042,643	$1,766,490

NOTE 4 – Property & Equipment

As of December 31, 2023, and December 31, 2022, Property and Equipment consists of:

As of the Year ended December 31,	2023	2022
Molds Costs	$ 420,500	$ 386,306
Accumulated Depreciation	$(141,269)	$ (95,799)
Net	$ 279,231	$ 290,507

NOTE 5 – DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	For the year ended December 2023 Amount ($)	For the year ended December 2022 Amount ($)
Settlement and Security Agreement-Settle Inc	$1,524,689.95	$2,016,410.00
SBA EIDL Loan	$64,067.50	$66,919.00
Mechanics Bank	$1,658.19	$11,118.00
Alpine LOC	$636,704.35	$0.00
Paypal Business Loan	$25,889.60	$0.00
Paypal Working Capital Loan	$111,312.35	$0.00
Total	**$2,364,321.94**	**$2,094,447.00**

NOTE 6 – INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of year ended December 31,	2023	2022
Website	$15,106.00	$15,106.00
Patent	$251,290.92	$209,273.00
Software	$14,554.06	$12,981.00
Intangible assets at cost	**$280,950.98**	**$237,360.00**
Accumulated amortization	-$72,917.24	-$44,721.00
Intangible Assets, Net	**$208,033.74**	**$192,639.00**

NOTE 7 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.0001. As of 04/16/2024, the company has currently issued 5,068,836 shares of our common stock.

Preferred Stock
We have authorized the issuance of preferred shares of our common stock, details in the table below:

Preferred Stock classes	Shares Authorized	Shares Issued and Outstanding
Series Seed-1 Preferred (PS1) Stock	1,250,000	1,015,462
Series Seed-2 Preferred (PS2) Stock	528,415	528,415
Series Seed-3 Preferred (PS3) Stock	1,445,800	1,445,800
Series Seed-4 Preferred (PS4) Stock	1,044,217	1,043,217
Series Seed-5 Preferred (PS5) Stock	15,866	15,866

NOTE 9 – RELATED PARTY TRANSACTIONS
There are no related party transactions.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2013 through April 22ND,2024 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Haley Pavone, the CEO of Pashion Footwear Inc., hereby certify that the financial statements of Pashion Footwear Inc. and notes thereto for the periods ending December 31st,2022 and December 31st,2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Pashion Footwear Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____April 29, 2024_____ (Date of Execution).

_____ (Signature)

CEO

04.08.2024

CERTIFICATION

    I, Haley Pavone, Principal Executive Officer of Pashion Footwear Inc., hereby certify that the financial statements of Pashion Footwear Inc. included in this Report are true and complete in all material respects.

Haley Pavone

Founder & CEO